ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Thursday, May 4, 2006, Vancouver, B.C.

Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC Bulletin Board

ACREX/MONETA COMMENCE DRILLING ON A NEW ZONE

ON THE MICHAUD PROPERTY, TIMMINS, ONTARIO

Acrex Ventures Ltd. (“Acrex”) and Moneta Porcupine Mines Inc. (“Moneta”) are pleased to announce the start of the 2006 drill program on the Michaud Joint Venture’s gold property located along the Destor Porcupine Fault Zone (“DestorPFZ”) in Michaud Township east of Timmins in northern Ontario. The initial phase of the planned 2006 program consists of up to 1,600 metres of diamond drilling (NQ size) in three to five drill holes depending on access conditions.  Drilling is presently underway and assay results are expected to become available in about six weeks.

The Joint Venture partners plan to test the gold potential of the Timiskaming sediments in contact with the ultramafic volcanics of the DestoPFZ on the Dyment 3 claims and a new target midway between the previously discovered 55 and Western Zones.  This geological setting has proven to be highly prospective for gold mineralization as evidenced by the presence of several nearby gold zones, including the 624,500 ounce inferred resource of Moneta’s Southwest Zone, located 3 kilometres on strike from the 2006 drill program.

The program is also expected to test extensions east and west of the 55 Zone where only 18 drill holes have been completed to-date.  Drilling in 2005 intersected multiple zones of gold mineralization in most holes with exceptional intersections noted in four holes: 11.23 g/t gold over 1.70 metres in hole MA-05-27, 5.81 g/t gold over 7.40 metres in hole MA-05-30, 10.90 g/t gold over 2.00 metres in hole MA-05-31, and 9.04 g/t gold over 5.90 metres in hole MA-05-32, all over drilled widths.

The Michaud Joint Venture was formed in November 2004 by Acrex and Moneta to continue exploration on a 50/50 basis of a group of 65 claim units in Michaud Township.  Acrex completed the expenditure of $1,000,000 in 2004 to earn a 50% interest in the claim group.  Prior drilling has resulted in the expansion of the “55” and discovery of the Western Zones on the property, which are both located along the DestorPFZ.

Acrex and Moneta have also reached agreement on the acquisition by the Michaud Joint Venture of the Dyment 3 claim group optioned by Moneta from St Andrew Goldfields Ltd. in September 2004.  Acrex will make two cash payments to Moneta to reimburse Moneta for the costs of acquisition and the current ownership of the Joint Venture (50/50) will remain the same.

R. Skeries, P.Geo., is the "Qualified Person" for the purposes of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.